UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42286

ZJK Industrial Co., Ltd.

No.8, Jingqiang Road, 138 Industrial Zone,

Xiuxin Community, Kengzi Town,

Pingshan New Area, Shenzhen

People’s Republic of China, 518122

+86-0755-28341175

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Change of Auditor

On October 22, 2024, ZJK Industrial Co., Ltd. (Nasdaq: ZJK) (the “Company”) appointed HTL International, LLC (“HTL”) as its independent registered public accounting firm, effective on the same day. HTL replaces TPS Thayer, LLC (“TPS”), the former independent registered public accounting firm, which the Company dismissed on October 22, 2024. The appointment of HTL was made after careful consideration and evaluation process by the Company and has been approved by the audit committee of the board of directors of the Company. The Company’s decision to make this change was not the result of any disagreement between the Company and TPS on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of TPS on the consolidated financial statements of the Company as of December 31, 2022 and 2023 and for the fiscal years ended December 31, 2022 and 2023 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles. Furthermore, during the Company’s two most recent fiscal years and through October 22, 2024, there were no disagreements with TPS on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to TPS’s satisfaction, would have caused TPS to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through October 22, 2024, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management in the final prospectus filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 30, 2024, which is a part of the registration statement on Form F-1 in connection with the Company’s initial public offering.

The Company has provided TPS with a copy of the above disclosure and requested that TPS furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of TPS’s letter is filed hereto as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of HTL, neither the Company, nor someone on behalf of the Company, has consulted HTL regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that HTL concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

EXHIBIT INDEX

Number	Description of Exhibit

16.1	Letter of TPS Thayer, LLC to the U.S. Securities and Exchange Commission dated October 25, 2024

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ZJK Industrial Co., Ltd.

Date: October 25, 2024	By:	/s/ Ning Ding
Ning Ding
Chief Executive Officer

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